Exhibit (a)(1)(H)

CONTACT:

Brian Luque

Director, Investor Relations

(617) 863-5535

bluque@invivotherapeutics.com

InVivo Therapeutics Announces Call Notice for Exercise of Warrants

and Partial Termination of Warrant Exchange Offer

CAMBRIDGE, Mass. (May 3, 2013) – InVivo Therapeutics Holdings Corp. (NVIV), a developer of groundbreaking technologies for the treatment of spinal cord injuries (SCI) and other neurotrauma conditions, today announced that it has issued a call notice for the early exercise of warrants issued to investors on October 26, 2010, November 10, 2010 and December 3, 2010 (the “Investor Warrants”). Under the terms of the Investor Warrants, the Company has the right to call for an early exercise when the Company’s closing stock price equals or exceeds $2.80 per share for twenty consecutive trading days, which occurred on May 2, 2013.

Since the start of April 2013, the Company has already received $5.7 million from the exercise of Investor Warrants and expects to receive an additional $10.4 million from the early exercise of the warrants being called. On June 3, 2013, all Investor Warrants that are not exercised will be redeemed and the derivative warrant liability associated with the exercise or redemption of these warrants will be removed from InVivo’s books. This will eliminate a major impediment towards the uplisting of the Company’s stock to a national securities exchange.

The Company is also terminating its previously announced offer to exchange with respect to the Investor Warrants only. The offer to exchange is described in the Offer to Exchange and related Election to Participate dated April 8, 2013 and amended on April 26, 2013 (the “Offer”). Pursuant to Sections 6 and 8 of the Offer to Exchange, the Company has the right to terminate the Offer with respect to the Investor Warrants if the closing price of the Company’s common stock equals or exceeds $2.80 per share for twenty consecutive trading days. As a result of this partial termination of the offer to exchange, the Company will not accept any Investor Warrants tendered for exchange and will promptly return any Investor Warrants that have been tendered for exchange. The Offer with respect to the other remaining eligible warrants will terminate as of 11:59 p.m. (Eastern Time) on May 17, 2013.

“Since early April 2013 when we announced FDA approval to commence a first-in man clinical study for our biopolymer scaffolding to treat spinal cord injuries and Humanitarian Use Device status for the product, Wall Street has taken notice and our stock price has appreciated significantly,” stated Frank Reynolds, InVivo’s Chief Executive Officer. “This has permitted us to call the Investor Warrants which will pave the way for an uplisting to a national securities exchange, a milestone that we expect will increase liquidity and unlock additional inherent value in our company.”

Important Notice

This press release is for informational purposes only and is neither an offer to exchange nor a solicitation of an offer to exchange any of the company’s warrants. The offer to exchange will be made only pursuant to the Offer to Exchange, the related election to participate and other materials that provided to holders of warrants eligible to be exchanged in the offer and have been filed with the SEC. Holders of warrants eligible to be exchanged in the offer should read those materials and the documents incorporated therein by reference carefully because they will contain important information, including the various terms of, and conditions to, the exchange offer. The company has filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes the Offer to Exchange, the related election to participate and other materials, and is available at no charge at the Securities and Exchange Commission’s website at www.sec.gov, or from the company by calling (617) 863-5599. Holders of warrants eligible to be exchanged in the offer are urged to read those materials carefully prior to making any decisions with respect to the exchange offer.

About InVivo Therapeutics

InVivo Therapeutics Holdings Corp. is focused on utilizing polymers as a platform technology to develop treatments to improve function in individuals paralyzed as a result of traumatic spinal cord injury. The Company was founded in 2005 on the basis of proprietary technology co-invented by Robert Langer, ScD, Professor at Massachusetts Institute of Technology, and Joseph P. Vacanti, MD, who is affiliated with Massachusetts General Hospital. In 2011, data from a Company study was published in the Journal of Neuroscience Methods and won the prestigious Apple Award from the American Spinal Injury Association recognizing excellence in SCI research. The publicly traded company is headquartered in Cambridge, MA. For more details, visit www.invivotherapeutics.com.

Safe Harbor Statement

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements within the meaning of the federal securities laws. These statements include statements regarding the expected exercise of the Investor Warrants prior to their redemption, the amount of cash expected to be received as a result of such exercises, the potential uplisting of our common stock to a national securities exchange, and the increase in liquidity that would result from an uplisting of our common stock. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties. Factors that could cause actual future results to differ materially from current expectations include, but are not limited to, the actual number of Investor Warrants exercised prior to redemption, as well as other factors identified and described in more detail in our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and our current reports on Form 8-K. We do not undertake to update any forward-looking statements made by us.